

December 1, 2011

<u>Via Facsimile</u>
Ms. Heather E. Sheehan
Chief Financial Officer
Cereplast, Inc.
300 N. Continental Boulevard, Suite 100
El Segundo, CA 90245

>   **Re: Cereplast, Inc.**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
>   **Filed November 14, 2011**
>   **File No. 1-34689**

Dear Ms. Sheehan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2011</u>

<u>Financial Statements</u>

<u>Concentrations of Credit Risk, page 7</u>

1.   We note your disclosure which indicates your large European customers are either delinquent or nearing delinquency, regarding amounts owed to the company for sales you've previously recognized. Please address the following:

- Please tell us and disclose the credit terms you have granted these European customers and whether any amounts you have recognized as revenue and accounts receivable are in dispute.

- We note that certain of your European customers may be distributors. If true, please tell us and expand your revenue recognition policy to describe the terms of sales to distributors including credit terms, rights of return, etc.

- Your disclosure indicates that one European customer is not yet delinquent but you expect payment later in the year. Please modify this disclosure to provide more clarity regarding the expected timing of payment and whether the payment is expected within the agreed upon payment terms.

- It appears your accounts receivable balance at September 30, 2011 is nearly equal to your sales for the nine months ended September 30, 2011. We further note your disclosure indicating collectability concerns associated with your European customers. Please tell us why you believe collectability was reasonably assured at the time you recognized revenue for these European customers.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief